Exhibit 1.01 – Conflict Minerals Report

Conflict Minerals Report of Oil States International, Inc.

In accord with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Mineral Report of Oil States International, Inc. (the Company or Oil States) for calendar year 2014 (excepting conflict minerals that, prior to January 31, 2013, were located outside of the supply chain) in accord with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

1.	Introduction

The intent of this Conflict Minerals Report (CMR) is to summarize the results of Oil States good faith Reasonable Country of Origin Inquiry (“RCOI”) and describe Oil States due diligence process in accordance with Rule 13p-1 requirements.

2.	Reasonable Country or Origin Inquiry Description

To implement the RCOI, Oil States’ Tier 1 suppliers were engaged to collect information regarding the presence and sourcing of gold, tantalum, tin and tungsten (“3TG”) used in the products supplied to Oil States. Information was collected and stored using an online platform provided by a third party vendor, Source Intelligence.

Our supplier engagement efforts followed these steps:

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An introduction email was sent to Tier 1 suppliers describing the Conflict Minerals Compliance Program (“CMCP”) requirements. In an effort to increase awareness of the CMCP and supporting regulation concerning 3TG mineral tracing, Oil States International’s suppliers were introduced to the Source Intelligence Conflict Minerals Supplier Resource Center.

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Following the introduction email, a subsequent email was sent to suppliers containing instructions for submitting their Conflict Minerals Reporting Template (“CMRT”), either in MS Excel format or by completing directly in an online data collection platform.

●	Following the initial introductions to the program and information request, up to six reminder emails were sent to each non-responsive supplier requesting survey completion.

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Suppliers who remained non-responsive to these email reminders were contacted by telephone and offered assistance. This assistance included, but was not limited to, further information about the CMCP, an explanation of why the information was being collected, a review of how the information would be used and clarification regarding how the information needed could be provided.

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If, after these efforts, a given supplier still did not register with the system or provide the information requested, an escalation process was initiated by priority. The escalation process consisted of direct outreach by Oil States International to priority suppliers to request their participation in the program.

Oil States utilized the Electronic Industry Citizenship Coalition (EICC) and Global e-Sustainability Initiative (GeSI) Conflict Minerals Due Diligence Template (“EICC-GeSI Template”) for data collection.

Suppliers were asked to provide information regarding the sourcing of their materials with the ultimate goal of identifying the 3TG smelters or refiners (“SORs”) and associated mine countries of origin. To facilitate reporting at the product-level, the products indicated by Oil States International as being sourced from a given supplier were communicated to that supplier as part of the data request. Suppliers were able to submit multiple CMRTs as needed to address all indicated products. In many cases, however, the supplier response defaulted to a company level CMRT.

Supplier responses were evaluated for plausibility, consistency, and gaps both in terms of which products were stated to contain or not contain necessary 3TG, as well as the origin of those materials. Additional supplier contacts were conducted to attempt to resolve the following quality control (QC) flags:

●	One or more SORs were listed for an unused metal;

●	SOR information was not provided for a used metal, or SOR information provided was not a verified metal processor;

●	Supplier answered yes to sourcing from a Covered Country, but none of the SORs listed are known to source from the region;

●	Supplier indicated that they have not received conflict minerals data for each metal from all relevant suppliers;

●	Supplier indicated they have not identified all of the SORs used for the products included in the declaration scope;

●	Supplier indicated they have not provided all applicable SOR information received; and

●	Supplier indicated 100% of the 3TG for products covered by the declaration originate from scrap/recycled sources, but one or more SORs listed are not known to be exclusive recyclers.

3.	RCOI Results

A total of 313 Tier 1 suppliers were identified as in-scope for conflict mineral regulatory purposes and contacted as part of the RCOI process.

As a result of the inquiry process, Oil States was able to identify 35 Smelters or Refiners (SORs) of 3TGs with an indication of DRC/CC (“Covered Country”) sourcing.

4.	SOR Facility Description

Below is a summary of product-level only SORs with indications of DRC/CC sourcing and their certification status:

Metal	Smelter/Refiner	Certification Status	Mine Countries of Origin
Tin	Malaysia Smelting Corporation (MSC)	CFSI	Australia, Bolivia, Brazil, Canada, Chile, China, DRC- Congo (Kinshasa), Indonesia, Japan, Malaysia, Niger, Nigeria, Peru, Portugal, Rwanda, Spain, Switzerland, Thailand
Tin	Minsur	CFSI	Bolivia, Brazil, Canada, China, DRC- Congo (Kinshasa), Indonesia, Malaysia, Peru, Rwanda, Switzerland, Thailand, United States
Tin	PT Stanindo Inti Perkasa	CFSI	Australia, Bolivia, Brazil, Canada, China, DRC- Congo (Kinshasa), Indonesia, Malaysia, Mozambique, Peru
Tin	Thaisarco	CFSI	Australia, Bolivia, Brazil, Canada, Chile, China, DRC- Congo (Kinshasa), Indonesia, Japan, Malaysia, Morocco, Myanmar, Peru, Poland, Portugal, Rwanda, Thailand
Tin	Yunnan Tin Company Limited	CFSI	Angola, Australia, Belgium, Bolivia, Brazil, Canada, China, DRC- Congo (Kinshasa), Ethiopia, Germany, Hong Kong, Indonesia, Malaysia, Peru

For those declaration responses provided at the company-level and non-specific to Oil States International products, there was an indication of DRC/CC sourcing for 30 additional verified smelters/refiners1. Each of the five smelters/refiners1 provided at the product level has formal certification with the Conflict Free Sourcing Initiative (CFSI) designated as “CFSI Certified.” At the company level, 29 of the 30 entities with an indication of DRC/CC sourcing maintain involvement with the London Bullion Market Association (LBMA), the Responsible Jewellery Council (RJC), or CFSI for certification. The one true unknown smelter entity of the DRC/CC subset is PT Pelat Timah Nusantara Tbk, which according to the CFSI and independent research, has not initiated audit or certification procedures for conflict free status at this time.

Based on the information provided by suppliers at the product-level for reporting year 2014 and additional independent research, there were no SORs with indications of sourcing from an OECD Level 2 country. Additionally, there were no known or verified smelters at the product-level for which an unknown reserve was present.

For those declaration responses provided at the company-level and non-specific to Oil States International products, the presence of any particular smelter, while a potential risk, is not an absolute within the supply chain due to the potential for false positives.

1 The information in the smelter/refiner database begins with supplier-provided information (CMRT data); Additional research (internet, industry and government associations) and outreach (email and telephone) is then performed directly with these companies to confirm the data provided via CMRTs. The Source Intelligence Smelter Verification and Outreach Process includes research in an attempt to verify types of metal processing performed (including exclusive recycling), mine countries of origin, conflict-free certification status, and due diligence measures being conducted for those entities who are not conflict-free certified.

3. Design of Due Diligence Framework

Oil States’ due diligence process is designed in accordance with the Organization for Economic Cooperation and Development’s (OECD’s) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and accompanying Supplements http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf 2 . It is important to note that the OECD Guidance was written for both upstream 3 and downstream 4 companies in the supply chain. As Oil States is a downstream company in the supply chain, our due diligence practices were tailored accordingly.

2 OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Supplement on Tin, Tantalum and Tungsten and Supplement on Gold, 2013; http://www.oecd.org/daf/inv/mne/GuidanceEdition2.pdf.

3 Upstream companies refer to those between the mine and SOR. As such, the companies typically include miners, local traders, or exporters from the country of mineral origin, international concentrate traders and SORs.

4 Downstream companies refer to those entities between the SOR and retailer. As such, the companies typically include metal traders and exchanges, component manufacturers, product manufacturers, original equipment manufacturers (OEMs) and retailers.

4.	Due Diligence Measures Performed

Due Diligence measures undertaken by Oil States included the following:

●	Adopted a Conflict Minerals Policy. Our conflict minerals policy is publicly available at https://www.oilstatesintl.com/Corporate-Governance-1223.html

●	Assembled an internal team to support product scoping and supply chain due diligence

●	Established a system of controls and transparency over the mineral supply chain

●	Implemented internal measures to strengthen company engagement with suppliers

●	Included internal grievance mechanism in the Conflict Minerals Policy

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Engaged with SORs to obtain mine of origin and transit routes and assessed whether SORs have carried out all elements of due diligence for responsible supply chains of minerals from conflict-affected and high-risk areas

●	Designed and implemented a strategy to respond to supply chain risks

●	Implemented a risk management plan, monitored and tracked risk mitigation, reported to senior management and evaluated supplier relationship

●	Undertook additional fact and risk assessments for risks requiring mitigation, or after a change of circumstances

●	Reported Annually on Supply Chain Due Diligence. This CMR and the Form SD to which it is an exhibit are publicly available at http://www.ir.oilstatesintl.com/sec.cfm.

5.	Steps to Improve Due Diligence

Oil States expects to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that the Subject Minerals contained in our products are financing conflict in the Covered Countries:

●	Continue to assess the presence of 3TG in the supply chain

●	Clearly communicate expectations with regard to supplier performance, transparency and sourcing

●	Increase supplier response rate for RCOI process

●	Increase supplier rate of product specificity for RCOI process

●	Continue to compare RCOI results to information collected via independent conflict free smelter validation programs such as the EICC/GeSI Conflict Free Smelter program

●	Provide continuing education to members of our Conflict Minerals Compliance team, as well as employees who are involved with supplier and customer contact related to Conflict Minerals compliance

6. Independent Private Sector Audit

A private sector audit is not required.